Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 29, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Possible Decline in Value of Subsidiary

As part of the preparations of the financial statements for Q2 2019, on July 19, 2019 the Board of the subsidiary Pelephone Communications Ltd (“Pelephone”) held a discussion on the indications of a decline in value and the multi-year forecast of Pelephone. It arose from this discussion that taking into account the cash flow forecast, the Company estimates there is a possibility of an impairment of the value of Pelephone as compared with the book value, which might lead to a write-off on the Company’s books in the range of NIS 0.8 - 1.1 billion.

It is stipulated that this is an initial internal estimate, and in due course an external valuation will be carried out, as a result of which and according to its results it is possible that the impairment on the Company’s books will be different and even materially different from what is stated above.

Part of the information included in this report is forward looking information in the meaning of the term in the Securities Law, 1968, and it is based inter alia on estimates and forecasts concerning future trends in the markets applicable to Pelephone, and the impact of these on the value of Pelephone. Accordingly, the information may not come about in whole or in part if the Company’s estimates and forecasts will come about differently from expected.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.